SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

NON-INSTALLATION STATEMENT FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING SUMMONED FOR NOVEMBER 21, 2018, AT 11:00 A.M.

1. Date, time and place: On November 21, 2018, at 11:00 a.m., at the headquarters of GAFISA S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2. Call Notice: Call notice on first call published on October 5, 8 and 9, 2018, in the “Official Gazette of the State of São Paulo”, pages 17, 3 and 13, respectively, and in the newspaper “O Estado de São Paulo”, pages B11, B8 and B7, respectively.

3. Attendance: Shareholders, representing approximately 17% of the Company’s voting capital, as verified by signatures in the “Shareholders’ Attendance Book.”

4. Composition of the Board: Mr. Um Hak You, Chairman of the Board of Directors and Chairman of the Presiding Board, pursuant to Paragraph 2, Article 8 of the Company’s Bylaws; and Karen Sanchez Guimarães, Secretary.

5. Non-Installation: The extraordinary shareholders’ meeting summoned for this date was not installed, as the legal minimum required quorum was not achieved on first call. In accordance with legal guidelines, the Company's management will call for the extraordinary shareholders’ meeting to be held on second call, as per second call notice to be timely published. We clarify that, on second call, referred meeting will be installed with the attendance of any number of shareholders, who will resolve on the matters included in the agenda indicated in the call notice.

6. Closing: With no further matters to be discussed, this Non-Installation Statement was written and signed.

São Paulo, November 21, 2018.

Mu Hak You Chairman	Karen Sanchez Guimarães Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 21, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer